Exhibit 5.1

[ALSTON & BIRD LLP LETTERHEAD]

July 26, 2004

Board of Directors

Knology, Inc.

1241 O.G. Skinner Drive

West Point, Georgia 31833

Gentlemen:

We are acting as counsel to Knology, Inc., a Delaware corporation (the “Company”), in connection with the Company’s registration statement on Form S-3 (the “Registration Statement”) to be filed with the Securities and Exchange Commission for the registration of (i) $57,560,655 aggregate principal amount of the Company’s 12% Senior Notes due November 30, 2009 (the “Notes”) issued pursuant to an Indenture, dated November 6, 2002 (the “Indenture”), between the Company and Wilmington Trust Company, as Trustee (the “Trustee”).

As counsel, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Indenture, the Notes and such documents, records, certificates and other instruments as we have deemed necessary or advisable for the purposes of rendering the opinions hereinafter set forth. In our examination of the foregoing documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). This opinion letter is given, and all statements herein are made, in the context of the foregoing.

For purposes of this opinion letter, we have assumed that (i) the Trustee has all requisite power and authority under all applicable laws, regulations and governing documents to execute, deliver and perform its obligations under the Indenture, (ii) the Trustee has duly authorized, executed and delivered the Indenture, (iii) the Trustee is validly existing and in good standing in all necessary jurisdictions, (iv) the Indenture constitutes a valid and binding obligation, enforceable against the Trustee in accordance with its terms, and (v) there has been no material mutual mistake of fact or misunderstanding or fraud, duress or undue influence, in connection with the negotiation, execution or delivery of the Indenture.

This opinion letter is based as to matters of law solely on the federal laws of the United States of America, the laws of the State of Delaware, and New York contract law (but not including any statutes, ordinances, administrative decisions, rules or regulations of any political subdivision of the State of New York). We express no opinion herein as to any other laws, statutes, ordinances, rules or regulations.

Based upon, subject to and limited by the foregoing, we are of the opinion that the Notes have been duly and validly authorized by the Company and constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, except that the enforceability of the Notes may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or other similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether considered in equity or at law).

We consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement, and we further consent to the reference made to us under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement.

Very truly yours,

ALSTON & BIRD LLP

By:	/s/ David E. Brown, Jr.
David E. Brown, Jr., a Partner